April 10, 2008

VIA EDGAR

Securities and Exchange Commission 100 F Street Washington, D.C. 20549

Re:	John Hancock Funds III (the “Trust”)
File Nos. 333-125838; 811-21777

Dear Sir/Madam:

This letter is in response to comments received via telephone on March 19, 2008, from the staff of the Securities and Exchange Commission (“SEC”) with respect to Post-effective Amendment No. 6 (“Amendment No. 6”) to the Trust’s Registration Statement on Form N-1A filed with the SEC on February 1, 2008 (accession no. 0000950135-08-000483). Set forth below is a summary of each comment followed by our response. Page references are to numbers at the bottom of the page in Amendment No. 6.

Prospectus Comments

Comment 1 – page 2, Goal and strategy section. Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), the name test, applies to “leveraged companies” in the name of the John Hancock Leveraged Companies Fund (the “Fund”). The name leveraged companies suggests investment in a particular type of security and is required to be part of the 80% test under Rule 35d-1. Revise the investment strategy disclosure to accurately reflect the requirements of Rule 35d-1 and the phrase “(plus any borrowings for investment purposes)” needs to be added.

Response 1 – The Goal and strategy section will be revised to read:

Under normal market conditions, the fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity and debt securities of leveraged companies (companies that issue below investment grade debt and other companies with leveraged capital structure). The fund may invest up to 40% of its net assets in debt securities, including up to 15% of its net assets in securities rated in default by Standard & Poor’s or Moody’s, and their unrated equivalent. Up to 30% of the fund’s net assets may be invested in equity and debt securities of foreign issuers, including issuers located in emerging market countries.

Comment 2 – page 2, Goal and strategy section. In the strategy summary section, provide a description of what is meant by “other companies with leverage capital structure.”

Response 2 – The following statement will be added to the strategy summary section:

The subadviser defines leveraged companies as companies that issue lower quality debt and other companies with leveraged capital structures that may have converted from public to private ownership through leveraged buyout transactions or have restructured their balance sheets through leveraged recapitalizations.

Comment 3 – page 2, Goal and strategy section. In the strategy summary section, provide a description of the types of equity securities the Fund may invest in.

Response 3 – The following statement will be added to the strategy summary section:

Equity securities include common stocks, preferred stocks, convertible securities, and warrants.

Brion R. Thompson, Esq. April 10, 2008 Page 2 of 2

Comment 4 – page 2, Goal and strategy section. Provide a capitalization range for the equity securities in which the fund invests.

Response 4 – The following statement will be added to the strategy section:

The Fund may invest in equity securities of companies in all capitalization ranges.

Statement of Additional Information

Comment 5 – page 26, Trustee compensation. Item 12(c) Instruction 2 of Form N-1A requires that the Fund provide estimated future payments to the Board of Trustees for the current fiscal year.

Response 5 – The Fund is a new series of the Trust, which has been in operation since June 9, 2005. As the Trustees received compensation for their service for the entire fiscal year ended February 28, 2008, the Trustee compensation table will be revised to show payments to the Trustees for that fiscal year.

Comment 6 – Appendix D. Item 15(b) of Form N-1A requires that the portfolio manager specify if his compensation is based on pre- or after-tax performance over a certain period of time. If a benchmark is used to measure the portfolio manager’s performance the benchmark needs to be identified.

Response 6 – The Investment Performance paragraph in Appendix D has been revised to read as follows:

Investment Performance: The majority of the bonus is calculated on pre-tax investment performance of all accounts managed by the investment professional over one, three- and five-year periods. With respect to fixed income accounts, relative yields are also used to measure performance.

Per the SEC staff’s request, the Trust acknowledges the following:

  The Trust is responsible for the adequacy and accuracy of the disclosure in the filings;
  Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
  The Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws of the United States.

Please contact the undersigned at 617-663-3241 if you have any questions regarding this letter.

Sincerely,

/s/ David D. Barr David D. Barr Counsel and Assistant Secretary cc: Brion Thompson, SEC examiner